# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eagle Point Defensive Income Trust, CIK 0002013536
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 07/07/2025
Filed by CIK 0001607203
Persons authorized to receive notices and communications: Courtney Fandrick, 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830, 203 340 8536

## Reporting persons
- Eagle Point Credit Management LLC (CIK 0001607203): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 10,010,000; shared voting power 0; sole dispositive power 10,010,000; shared dispositive power 0; aggregate amount beneficially owned 10,010,000 (100% of the class)
- Eagle Point Defensive Income Fund NJ LP (CIK 0001901006): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,010,000; sole dispositive power 0; shared dispositive power 10,010,000; aggregate amount beneficially owned 10,010,000 (100% of the class)
- Eagle Point DIF GP NJ LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,010,000; sole dispositive power 0; shared dispositive power 10,010,000; aggregate amount beneficially owned 10,010,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest
Name of issuer: Eagle Point Defensive Income Trust
Address of issuer's principal executive offices: 600 Steamboat Road, Suite 202, Greenwich, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: Eagle Point Credit Management LLC
Residence or business address: 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.
Present principal occupation or employment:
This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC ("EPCM"), a Delaware limited liability company, (ii) Eagle Point Defensive Income Fund NJ LP ("DIF NJ"), a Delaware limited partnership and (iii) Eagle Point DIF GP NJ LLC ("DIF GP NJ"), a Delaware limited liability company (the "Reporting Persons"). The principal business address for the Reporting Persons is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to DIF NJ. Pursuant to an investment management agreement between EPCM and DIF NJ, EPCM has discretionary investment authority and voting power with respect to shares of beneficial interest of the issuer ("Shares") directly held by DIF NJ. As such, EPCM can be deemed to beneficially own the Shares of Beneficial Interest directly held by DIF NJ.

As general partner to DIF NJ, DIF GP NJ has the authority to exercise voting or dispositive power with respect to the Shares held DIF NJ. Thus, DIF GP NJ could be deemed to share the power to vote and dispose or direct the disposition of the Shares held by DIF NJ.

DIF NJ directly holds the Shares, and has delegated management of its portfolio, including the Shares, to DIF GP NJ and EPCM. Accordingly, it may be deemed to have the shared power to vote and dispose or direct the disposition of the Shares.

EPCM is ultimately wholly owned by Eagle Point Holdings LP ("EP Holdings") through intermediary holding companies. Eagle Point Holdings GP LLC ("EP Holdings GP") is the sole general partner of EP Holdings. EP Holdings GP is managed by a board of managers (the "EP Holdings Board") of which the majority of the members are appointed by Trident EP-II Holdings LLC ("EP-II LLC"), which also owns a majority of the voting interests in EP Holdings GP.

EP Holdings is a Delaware limited partnership and EP Holdings GP is a Delaware limited liability company. The principal business address of each of these entities is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the Board of EP Holdings GP. Each of the following individuals is a United States citizen.

Name Principal Occupation Principal Business Address
Chris C. Stroup Managing Director, c/o Stone Point Capital LLC,
Stone Point Capital LLC 20 Horseneck Lane,
Greenwich, CT 06830
Thomas P. Majewski Managing Partner, EPCM c/o Eagle Point Credit Management LLC,
(and certain affiliated advisers) 600 Steamboat Road, Suite 202,
Greenwich, CT 06830
James R. Matthews Managing Director, c/o Stone Point Capital LLC,
Stone Point Capital LLC 20 Horseneck Lane,
Greenwich, CT 06830

Additional information regarding EPCM's ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.
Criminal convictions in the last five years: During the past five years, none of the Disclosed Parties has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Disclosed Parties was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Not Applicable

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: DIF NJ purchased 10,010,000 Shares for an aggregate price of $100,000,000 million. The purchase was effected through an in-kind contribution of certain assets (including cash), which were contributed to the issuer in exchange for the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Investment purposes

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to beneficially own an aggregate of 10,010,000 Shares of Beneficial Interest, which represents approximately 100% of all of the Issuer's outstanding Shares of Beneficial Interest. The number of Shares of Beneficial Interest which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be
Beneficially Owned By: Nature of Ownership Percentage of Class
Eagle Point Credit Management Sole Voting and Sole 100%
LLC: 10,010,000 Dispositive Power (1)
Eagle Point Defensive Income Shared Voting and Shared 100%
Fund NJ LP: 10,010,000 Dispositive Power (2)
Eagle Point DIF GP NJ LLC: Shared Voting and Shared 100%
10,010,000 Dispositive Power (3)
EP Holdings (4): - - -
EP Holdings GP (4): - - -
EP Holdings Board members (4): - - -
EP-II LLC (4): - - -

(1) Pursuant to an investment management agreement between EPCM and DIF NJ, EPCM has discretionary investment authority and voting power with respect to the Shares of Beneficial Interest held by DIF NJ. Thus, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Shares of Beneficial Interest.

(2) DIF NJ directly holds these shares, and has delegated management of its portfolio, including the shares, to DIF GP NJ and EPCM. Accordingly, it may be deemed to have the shared power to vote and dispose or direct the disposition of such shares.

(3) As general partner to DIF NJ, DIF GP NJ has the authority to exercise voting or dispositive power with respect to the shares held by DIF NJ. Thus, DIF GP NJ could be deemed to share the power to vote and dispose or direct the disposition of the shares held by DIF NJ.

(4) EP Holdings is a holding company for EPCM. While EP Holdings, EP Holdings GP, each of the EP Holdings Board members, and EP-II LLC could be deemed to share beneficial ownership of the securities held by DIF NJ and beneficially owned by EPCM, each of the foregoing fully disclaim beneficial ownership of such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: 10,010,000
Transactions in the class effected during the past sixty days: The transaction is described in response to Item 3.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The relationships between the disclosing parties are described in response to Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A
Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: July 8, 2025

EAGLE POINT CREDIT MANAGEMENT LLC

By: /s/ Kenneth Onorio
Name: Kenneth Onorio
Title: Chief Financial Officer

EAGLE POINT DEFENSIVE INCOME FUND NJ LP
By Eagle Point DIF GP NJ LLC

By: /s/ Kenneth Onorio
Name: Kenneth Onorio
Title: Chief Financial Officer

EAGLE POINT DIF GP NJ LLC

By: /s/ Kenneth Onorio
Name: Kenneth Onorio
Title: Chief Financial Officer

All other materials which may be required to be filed as exhibits have been incorporated by reference herein.

## Signatures
- Eagle Point Credit Management LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (07/08/2025)
- Eagle Point Defensive Income Fund NJ LP: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (07/08/2025)
- Eagle Point DIF GP NJ LLC: /s/ Kenneth Onorio, Kenneth Onorio, Chief Financial Officer (07/08/2025)